Via Facsimile and U.S. Mail
Mail Stop 4720

July 1, 2009

Michael J. Peninger
Executive Vice President and Chief Financial Officer
Assurant, Inc.
One Chase Manhattan Plaza
41st Floor
New York, New York 10005

      Re: **Assurant, Inc.**
               Form 10-K for the Year Ended December 31, 2008
               Filed on February 27, 2009
               File No. 001-31978

Dear Mr. Peninger:

     We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Investments, page 76

1.   Regarding situations where the price is adjusted as noted on page F-32, please revise your disclosure to discuss what you mean by "more appropriate fair value" and the reason it is more appropriate as well as quantifying the nature and dollar amount of adjustments .

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies - Revenue Recognition, page F-9

2.   It appears that you changed your method of accounting for new preneed life
        insurance policies. Please address the following:
        a. Tell us why the policies are now being accounted for as universal life
            contracts, and what necessitated the need to change how the policies were
            previously being accounted for.
        b. Please provide us your analysis demonstrating that "the difference between
            reporting in accordance with FAS 60 and FAS 97 is not material."
        c. Item 601(b)(18) of Regulation S-K requires that a company's independent
            accountant issue a preferability letter indicating whether the change in
            accounting principle is, in the auditor's judgment, preferable under the
            circumstances. Please tell us in what filing you have included this letter, or tell
            us why you have not provided it.

8. Income Taxes, page F-34

3.   Please tell us tell us how you realized a tax benefit of approximately $175 million
        from the loss on the sale of UFLIC. On page F-22, you disclose that you recorded
        a pre-tax gain of approximately $3.2 million and an associated tax benefit of
        approximately $84.9 million.

21. Retirement and Other Employee Benefits, page F-56

4.   In light of your consideration of the current level of expected returns and the
        expectations for future returns for each asset class, please tell us how you
        concluded that a return rate 8.25% should be used for fiscal year 2008.

Management's Annual Report on Internal Control over Financial Reporting, page 95

5.   You state on page 31 that you noted problems with your document production
        process when responding to the SEC. Please tell us how this affected your
        internal controls and disclosure controls and procedures at December 31, 2008
        and why you believe your controls are effective.

                        *   *   *

        Please provide us the information requested within 10 business days of the date of
this letter or tell us when you will provide a response prior to the expiration of the 10-day
period. Please furnish a letter with your responses that keys your response to our

comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Mary Mast, Senior Accountant, at (202) 551-3613, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant